SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2013, incorporated by reference herein:
Exhibit
99.1 Release dated July 25, 2013, entitled “NOTICE OF A BENEFICIAL INTEREST IN
DRDGOLD SECURITIES”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 25 2013
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the Company”)
NOTICE OF AN ACQUISITION OF A BENEFICIAL INTEREST IN DRDGOLD SECURITIES
In compliance with paragraph 3.83(b) of the JSE Limited Listings Requirements, and in
accordance with section 122(3)(b) of the Companies Act, No 71 of 2008, as amended, shareholders are advised of the following:
Public Investment Corporation SOC Limited (“Public Investment Corporation”) has notified the
Company that it has acquired a beneficial interest in the DRDGOLD securities (“the Acquisition”).
Following the Acquisition, Public Investment Corporation now holds 5.085% of the issued ordinary share capital of the Company.
Roodepoort
25 July 2013
Sponsor
One Capital